Exhibit 99.1

MING YANG FORMS STRATEGIC PARTNERSHIP WITH RELIANCE GROUP

DEVELOPMENT OF UP TO 2,500 MW CLEAN ENERGY PROJECTS

IN INDIA AND EXPANSION INTO SOUTH ASIA REGION

Zhongshan, China, July 2, 2012 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced that the Company, through Ming Yang Holdings (Singapore) Pte. Ltd. (“Ming Yang Singapore”), its Singapore subsidiary, has entered into definitive agreements with Reliance Capital Limited and its related entities, forming part of Reliance Group (“Reliance”), one of India’s largest private enterprises.

In addition, the Company has signed a Memorandum of Understanding (“MOU,” together with the definitive agreements above mentioned, “Agreements”) with Reliance Power Limited (“Reliance Power”), the largest power company in the private sector in India, both, in capacity under development as well as Market Cap, to co-develop a large portfolio of clean energy projects in India.

Under the Agreements, Ming Yang Singapore plans to establish a joint venture with Reliance Capital by subscribing to a significant stake in the share capital of Global Wind Power Limited (“GWPL”), a leading wind power solutions provider in India, in which Reliance Capital Limited and its related entities are currently the largest shareholders.

According to the MOU, China Ming Yang Wind Power Group Ltd. is expected to provide total engineering, procurement and construction (“EPC”) solutions, including micro-siting, wind resource assessment studies, project financing and other services for the proposed projects for Reliance and third parties. Reliance is expected to play a supporting role in facilitating these proposed projects in addition to providing local market support.

J.P. Chalasani, Chief Executive Officer, Reliance Power Ltd., said “We are pleased to welcome Ming Yang to India, through their investment in GWPL. Development of clean power is a key priority for India, and we at Reliance Power look forward to working with Ming Yang to further develop and enhance our portfolio in both, wind and solar energy.”

“We are delighted to form this strategic partnership with Reliance; this is a milestone of Ming Yang’s development in the Asian region, and in particular, India, which we believe is going to be one of the fastest growing renewable markets in the next few years,” said Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang.

“Reliance is the leading player in India’s utility sector, committed to clean energy development, and our strategic partnership is another strong endorsement of our capabilities in overseas markets, where we offer total solutions by combining equipment, technology innovation and financing support. This platform between Reliance and Ming Yang is expected to enable us to accelerate our business expansion in India and South Asia markets. We are confident that our international market development will gather great momentum and further drive the Company’s growth,” added Mr. Zhang.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements.

Such statements are based upon management’s current expectations, results of and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements.

Transactions contemplated in this press release also involve risks and uncertainties and are subject to changes and developments. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material.

Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission.

Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

http://ir.mywind.com.cn.

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines.

Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: http://ir.mywind.com.cn.

About Reliance Group

www.relianceadagroup.com

Reliance Group is amongst India’s leading business houses with over 230 million customers. It has a strong presence across a wide array of high growth consumer-facing businesses of telecom, energy, power, infrastructure, financial services and media and entertainment. The Group currently has a net worth in excess of Rs. 89,000 crore (US$19.7 billion), cash flows of Rs. 10,900 crore (US$2.3 billion) and net profit of Rs. 3,600 crore (US$0.8 billion).

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

E: ir@mywind.com.cn

URL: http://ir.mywind.com.cn

Fleishman-Hillard

Pamela Leung

T: +852-2530-0228

E: mingyang@fleishman.com

Reliance Group

Sharad Goel

T: +91-9324984296

E: sharad.goel@relianceada.com

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